Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2014	2013	2012	2011	2010	2015		2014
Net Income (loss)	$62,856	$61,690	$34,757	$(38,338)	$84,871	$17,911		$42,031
Income Tax Expense (benefit)	8,338	1,019	(5,856)	2,806	8,866	(4,901)		9,741
Fixed Charges	$1,680	$6,940	$6,088	$7,812	$8,723	$1,589		$941

Earnings	$72,874	$69,649	$34,989	$(27,721)	$102,460	$14,599		$52,713

Interest Costs	$822	$6,169	$5,393	$6,476	$7,020	$1,040		$510
Operating Lease Expense	2,600	2,335	2,105	4,048	5,160	1,665		1,306
Portion of rental expense representative of the interest factor (a)	858	771	695	1,336	1,703	549		431

Total Fixed Charges	$1,680	$6,940	$6,088	$7,812	$8,723	$1,589		$941

Ratio of Earnings to Fixed Charges	43.4	10.0	5.7	(b )	11.7	9.2	x	56.0	x

(a)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.
(b)	The ratio of earnings to fixed charges and preferred share dividends was less than 1.0x in fiscal 2011. The deficiency in the ratio of earnings to fixed charges and preferred share dividend was $35.5 million.